Caledonia Mining Appoints New Directors

Toronto, Ontario – May 29, 2012:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCQX: CALVF, AIM: CMCL) is pleased to announce the appointments of Mr. Leigh Wilson and Mr. John Kelly as non-executive Directors of Caledonia with immediate effect.

Mr. Leigh Alan Wilson (67) has an international business and financial services background having served in senior executive and management positions with Union Bank of Switzerland (Securities) Ltd. in London and with the Paribas Group in Paris and New York where he served as CEO of Paribas North America between 1984 and 1990.  Mr. Wilson has served on the Victory Fund Board since 1993 and currently serves as Independent Chairman of its Board of Trustees. The Victory Funds are a US$7billion mutual fund complex.  Mr Wilson is also the Chief Executive Officer of New Century Home Health Care Inc., a role he has held since 1995.  In March 2006, Mr. Wilson received the Mutual Fund Trustee of the Year Award from Institutional Investor Magazine.  Between March 2008 and October 2008, Mr. Wilson was an Independent Non-Executive Director of Caledonia.

Mr. John Lawson Kelly (59) has over 30 years of experience in the financial services industry in the U.S.A and international markets including emerging markets in Asia. He is registered with the Financial Industry Regulatory Authority of the U.S.A. as a General Securities Principal.  Mr.  Kelly is currently the Chief Operating Officer of Liquidnet Holdings, Inc. and a director of the AmeriCares Foundation.  Within the last five years Mr. Kelly has been a managing director of JL Thornton & Co, LLC and CrossRoad LLC and he has also been an Independent Trustee of The Victory Funds.

Commenting on these appointments, Stefan Hayden, Caledonia’s President and Chief Executive Officer, said: “I am delighted to welcome Leigh Wilson and John Kelly to Caledonia.  Their commercial experience, particularly in the U.S.A., will be a valuable addition to the Caledonia Board.”

Other information:

Mr. Wilson is interested in 423,000 common shares of the Company representing 0.083% of the Company’s issued share capital.

Mr. Kelly resigned from Halo Technology Holdings in October 2006. In August 2007, Halo Technology Holdings filed for Chapter 11 bankruptcy.

Save as set out in this announcement, there are no further matters to be disclosed in accordance with paragraph (g) of Schedule 2 of the AIM Rules for Companies.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited John Prior / Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Josh Royston /Beth Harris/Terry Garrett Tel: +44 20 7653 9850	CHF Investor Relations Stephanie Fitzgerald Tel : +1 416 868 1079 x 222 stephanie@chfir.com
Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com